Canadian Imperial Bank of Commerce

March 6, 2026

Form: SBSE-A/A

Change Summary

Schedule A:

- Updated spelling for Katharine Stevenson

- Removed Nanci Ellen Caldwell as Principal and Board Director

- Removed Charles Brindamour as Principal and Board Director